August 27, 2026

Anita Mitesh Master
Director of Operations
Magna Holdings Ltd.
4th Floor Standard Chartered Tower, Cybercity
19 Bank Street, Ebene 72201
Republic of Mauritius

        Re: Yatra Online, Inc.
            Schedule TO-T Filed August 19, 2026
            Filed by Magna Holdings Ltd.
            File No. 005-89731
Dear Anita Mitesh Master:
       We have reviewed your filing and have the following comments.
        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.
        After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-T Filed August 19, 2026
General

1. Based on your disclosure, it appears that Anita Mitesh Master may be the sole owner and the sole director and executive officer of Magna. In your response letter, please explain why Ms. Mitesh Master was not included as an offeror on the Schedule TO, or revise the
       Schedule TO-T to add her as a filing person. See the definition of
offeror    in General
       Instruction M to Schedule TO and Item 1000(d) of Regulation M-A. See also Questions
       101.05 and 101.06 of the Tender Offer Rules and Schedules Corporation Finance
       Interpretations (March 17, 2023). If you add Ms. Mitesh Master as a filing person, please revise the Offer to Purchase as necessary to provide any additional disclosure required of her individually and ensure that she signs the Schedule TO in her individual capacity.

2. We note that your disclosure provided in response to Item 3 of Schedule TO indicates that
       Ms. Mitesh Master holds 100% of the management shares issued by Magna and that Ms.
       Mitesh Master is the only person listed in Schedule A. Please confirm that Ms. Mitesh
 August 27, 2026
Page 2
       Master is the only person covered by General Instruction C to Schedule TO with respect to
       Magna, or otherwise revise to include the information required by Item 1003(a)-(c) of
       Regulation M-A for any additional persons covered by General Instruction
C.

3. We note your disclosure provided in response to Item 10 of Schedule TO. Given that the
       Offer seeks to buy less than all of the outstanding class of securities, and Magna is not subject to the periodic reporting requirements under the Securities Exchange Act of 1934 and rules thereunder, the safe harbor codified at Instruction 2 to Item 10 of Schedule TO is unavailable. Please provide us with a legal analysis that explains the basis for the position
       that the financial condition of Magna is immaterial to a shareholder   s
decision whether or
       not to participate in the Offer. Alternatively, please revise to disclose the information required by Item 10 of Schedule TO.

Source and Amount of Funds, page 15

4. We note that Magna anticipates funding the Offer with its cash and cash equivalents. We
       also note the following statement on page 15:    Magna has not conducted
any business
       other than in connection with the Offer.    Item 1007(a) of Regulation
M-A requires that the
       filer state the specific sources of the funds to be used in the transaction. Given that Magna has not conducted any business other than in connection with the Offer, please revise to identify the source of the cash and cash equivalents that are funding the Offer.

Interest in Securities of Yatra, page 15

5.     We note the following statement on page 15:    Magna owns no Shares
prior to the Offer.
       Please revise to provide the information required by Item 1008(a) of Regulation M-A for
       Ms. Mitesh Master and any other person covered by General Instruction C to Schedule
       TO, and by each associate and majority-owned subsidiary of those persons, or state that each such person beneficially owns no Shares. See General Instruction E to Schedule TO.

6. Please provide the disclosure required by Item 8 of Schedule TO and Item 1008(b) of
       Regulation M-A, or otherwise directly state that no such transactions have occurred during the past 60 days. See General Instruction E to Schedule TO.

Conditions of the Offer, page 15

7. Refer to conditions (c) and (e) on page 16. These offer conditions include the term
          threatened    in describing certain legal actions or changes in
currency exchange rates,
       respectively, among other things. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With a view towards revised
       disclosure, please advise what is meant by the term    threatened    and
how it may be
       objectively determinable. See Question 101.01 of the Tender Offer Rules and Schedules
       Corporation Finance Interpretations (March 17, 2023).
 August 27, 2026
Page 3
8. See our last comment above. We note that condition (g)(ii) on page 17 may be triggered regardless of the circumstances (including any action or omission by
us).    Please revise
       this condition to remove the reference to any action or omission by Magna.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions